2. Onboarded over 20 engineers and technicians to the Farm to Flame Energy team for commercialization of our generator.

3. Gotten the FTF S2 Generator running (nat. gas pilot), and have demonstrated electricity generation by charging a Tesla.

See demonstration video: https://www.linkedin.com/feed/update/activity:7153420665008623616

4. Raised the value of our company to $50M.

Over the next 24-Months we will:

1. Raise Farm to Flame Energy's value to $250M, creating a pathway to a final investment round before IPO.

2. Commence installment of over 50MW of carbon-neutral electricity assets.